Exhibit 17

Schedule of Transactions

Shamrock Activist Value Fund, L.P.
Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/12/08	167,570	$23.0165	$3,856,872
02/13/08	20,945	$23.5590	$493,442
02/14/08	20,945	$23.8854	$500,279

Total	209,460		$4,850,593

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/12/08	32,329	$23.0165	$744,100
02/13/08	4,042	$23.5590	$95,225
02/14/08	4,042	$23.8854	$96,545

Total	40,413		$935,870

Shamrock Activist Value Fund III, L.P.

Date	Number of Common Shares	Price Per Common Share in $US*	Total Purchase Price
02/12/08	101	$23.0165	$2,325
02/13/08	13	$23.5590	$306
02/14/08	13	$23.8854	$311

Total	127		$2,942

*	Excludes Brokerage Commissions